Form 11-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
For the year ended December 31, 2000
Commission File Number 1-5828
RETIREMENT PLAN OF TALLEY METALS TECHNOLOGY, INC. (Full title of the plan)
CARPENTER TECHNOLOGY CORPORATION (Name of issuer of the securities held pursuant to the plan)
1047 N. Park Rd.
Wyomissing, Pennsylvania 19610-1339
(Address of principal executive
office of the issuer)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Carpenter
Technology Corporation has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

RETIREMENT PLAN OF TALLEY METALS TECHNOLOGY, INC. (Name of Plan)

Date	June 28, 2001	By	/s/ Terrence E. Geremski
Terrence E. Geremski Senior Vice President - Finance and Chief Financial Officer

Financial Statements and Exhibits
(a)	Financial Statements
The financial statements filed as part of this report are listed in the Index to Financial Statements included herein.

(b)	Exhibits
(1) Consent of Independent Accountants
RETIREMENT PLAN OF TALLEY METALS TECHNOLOGY, INC.
INDEX TO FINANCIAL STATEMENTS
FORM 11-K ANNUAL REPORT

Form 11-K
Pages
Report of Independent Accountants	5
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999	6

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2000 and 1999	7

Notes to Financial Statements	8-12
Supplemental Schedule:
Assets Held for Investment Purposes at End of Year	13
Consent of Independent Accountants	14
Report of Independent Accountants
To the Participants and Administrator of the Retirement Plan of Talley Metals Technology, Inc.:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Retirement Plan of Talley Metals Technology, Inc. (the
"Plan") at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United
States of America. These financial statements are the responsibility of the Plan's management;
our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment
Purposes at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the
Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee
Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the
Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/PricewaterhouseCoopers LLP

June 4, 2001
RETIREMENT PLAN OF TALLEY METALS TECHNOLOGY, INC.
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS as of December 31, 2000 and 1999 (dollars in thousands)
ASSETS	2000	1999
Investments, at fair value	$ 6,843	$ 6,580
Receivables:
Investment income receivable	12	9
Contributions - salary deferral	-	32
Contributions - company	-	47

Total receivables	12	88

Total assets	6,855	6,668

Net assets available for benefits	$ 6,855	$ 6,668
The accompanying notes are an integral part of these financial statements.

RETIREMENT PLAN OF TALLEY METALS TECHNOLOGY, INC.
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS for the years ended December 31, 2000 and 1999 (dollars in thousands)
	2000	1999
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$ -	$ 338
Interest and Dividends	200	205

	200	543
Contributions:
Employer	659	772
Participant	469	592
Rollover	217	1

	1,345	1,365

Total additions	1,545	1,908

Deductions from net assets attributed to:
Net depreciation in fair value of investments	165	-
Benefits paid to participants	1,188	1,240
Administrative expenses	5	7

Total deductions	1,358	1,247

Net increase	187	661

Net assets available for benefits:
Beginning of year	6,668	6,007

End of year	$ 6,855	$ 6,668
The accompanying notes are an integral part of these financial statements.
RETIREMENT PLAN OF TALLEY METALS TECHNOLOGY, INC. NOTES TO FINANCIAL STATEMENTS
1.	Description of Plan:

The following brief description of the Retirement Plan of Talley Metals Technology, Inc. (the
Plan) is provided for general information purposes only. Participants should refer to the
Plan document for more complete information.

General:

The Plan is a defined contribution plan covering all employees of Talley Metals
Technology, Inc. and Amcan Specialty Steels, Inc. (collectively called the Company) who have one year of service and are age eighteen or older. It is subject to provisions of the
Employee Retirement Income Security Act of 1974 (ERISA). Prior to June 1, 1998, the
Plan had been designed as a money purchase pension plan. Any contributions made prior to that date and earnings on those contributions will be subject to the terms of those plan documents.

Effective July 1, 1999, Amcan Specialty Steels, Inc. was merged into Talley Metals Technology, Inc., at which time these employees became eligible to participate in the Plan.

Contributions:
Each participant may, at their discretion, contribute between 1% and 15% of their compensation through elective deferrals.

The Company makes annual Guaranteed Contributions to the Plan on behalf of participants. The amount of such contributions is five percent of each participant's earnings during the calendar year. In addition, the employer also makes a matching contribution of 100% of the first 3% of the participant's total earnings that a participant contributes to the Plan. Participants may also contribute amounts representing contributions from other qualified defined benefit or defined contribution plans.

Participants may direct all contributions in one or more of the investment options in five percent increments as directed by the participants based on their personal investment goals. The Plan currently offers seven mutual funds, a fixed income fund, and the stock of
Carpenter Technology Corporation.

Participant's Accounts:

Participant accounts are maintained and updated by the recordkeeper, Marshall & Ilsley
(M&I), which also acts as the trustee. Each participant's account is credited with the participant's contribution, the Company's contributions and an allocation of Plan investment earnings.

Vesting:
Participants are 100% vested in all contributions.
Participant Loans:

Loans are available to participants who are active employees of the Company.
Participants are subject to certain restrictions on their number of loans, amount and terms of repayment. Interest is charged at the prime rate for commercial lenders at the time the loan is initiated, plus one percent. Loan repayments must be made under a level amortization schedule through regular payroll deductions, and payment in full is required at the time of the participant's separation.

Payment of Benefits:

On termination of service due to death, disability, or retirement, a participant is entitled to full distribution of all amounts credited to his or her account. For termination of service due to other reasons, a participant is entitled to the amount credited to his or her account.
Payments will be paid out in a lump sum or under a variety of annuity forms available for election by the participant. Benefit payments are recorded upon distribution.

2.	Summary of Significant Accounting Policies:
	A.	The financial statements of the Plan are prepared under the accrual method of accounting.

B.	The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

C.	The investment in the M&I Stable Principal Fund is stated at contract value, which represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The investment in the other trust funds are stated at their fair value, based on the current market values of the underlying assets of the funds, or as determined by the trustee. Purchases and sales of investments are reflected on a trade-date basis. Gain or loss on sales of investments is based on average cost. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

D.	The net appreciation (depreciation) in the fair value of investments in the statement of changes in net assets available for benefits consists of realized gains or losses and unrealized appreciation (depreciation) on investments.

	E.	Benefits are recorded when paid.
F.	Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is reasonably possible that changes in these risks in the near term could materially affect the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.	Investments:
The following presents investments that represent 5 percent or more of the Plan's net assets. (Shares and dollars in thousands)

at December 31
			2000	1999
	M&I Stable Principal Fund, 2,489 and 2,167 shares, respectively		$ 2,489	$ 2,167

	Vanguard Wellington Fund, 14 and 14 shares, respectively		$ 400	$ 402

	Vanguard Windsor II Fund, 24 and 33 shares, respectively		$ 656	$ 834

	Vanguard Index 500 Fund, 10 and 12 shares, respectively		$ 1,198	$ 1,675

	Vanguard U.S. Growth Fund, 29 and 20 shares, respectively		$ 794	$ 878

During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated and appreciated in value by $165,000 and $338,000 respectively, as follows:

(in thousands)
		2000	1999
	Common stock	$ 135	$ (43)
	Mutual funds	(300)	381
		$ (165)	$ 338

4.	Tax Status of the Plan:
The Internal Revenue Service has determined and informed the Company by a letter dated
December 20, 1999, that the Plan is qualified and that the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code (the Code).
The Plan administrator believes the Plan is currently being operated in compliance with applicable sections of the Code.

5.	Administrative Expenses:
The participants are assessed a fee for loan originations. In addition, investment income is shown net of investment management fees. All other expenses are paid by the Company.

6.	Plan Termination:
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7.	Related Party Transactions:
Certain Plan investments are shares of mutual funds managed by Marshall & Ilsley. Marshall
& Ilsley is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Loan origination fees paid by plan participants to Marshall & Ilsley for the years ended December 31, 2000 and 1999 were $5,000 and $7,000 respectively.

8.

Subsequent Event:

Effective July 1, 2001, salaried exempt employees of the Company will become participants in the Savings Plan of Carpenter Technology Corporation.  At that time, they will be given the election to retain their balance in the Plan or transfer it to the Savings Plan of Carpenter
Technology Corporation.

Schedule H, line 4i - Schedule of Assets Held at End of Year
Retirement Plan of Talley Metals Technology, Inc.
as of December 31, 2000

(A)	(B) Identity of issue, borrower, lessor or similar party	(C) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(E) Current Value
*	M&I Stable Principal Fund	Fixed income funds	$ 2,488,709
	Vanguard Wellington Fund	Mutual fund	$ 400,212
	Vanguard Equity Income Fund	Mutual fund	$ 255,801
	Vanguard Windsor II Fund	Mutual fund	$ 655,934
	Vanguard Index Trust (500 Portfolio)	Mutual fund	$ 1,197,524
	Vanguard U.S. Growth Portfolio	Mutual fund	$ 793,806
	American Century Fund	Mutual fund	$ 216,907
	Neuberger & Berman Genesis Trust	Mutual fund	$ 203,457
*	Carpenter Technology Corporation Stock Fund	Corporate common stock	$ 291,030
	Participant Loans	Loans to Participants - interest rate range 8.75% to 10.5%; no loans due past 12/8/2005	$ 339,769

* Party-in-Interest

CONSENT OF INDEPENDENT ACCOUNTANTS

       We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (number 2-83780) of Carpenter Technology Corporation of our report dated June 7,
2001 relating to the financial statements of the Retirement Plan of Talley Metals Technology,
Inc., which appears in this Form 11-K.

/s/PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP Philadelphia, PA June 28, 2001

Last Updated on 6/19/01
By U00954